UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

TransregionalCapital Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Ireland
(Jurisdiction of Subject Company's Incorporation or Organization)

Clifford Chance LLP
(Name of Person(s) Furnishing Form)

U.S.$100,000,000 10.514 per cent Notes Due 2017
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 Eighth Avenue New York, NY 10011
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
28 April 2015
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Exhibit No.
99.1	Consent Solicitation Memorandum dated April 28, 2015

Item 2. Informational Legends
The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Exhibit No.
N/A

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on April 28, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSREGIONAL CAPITAL LIMITED

By:	/s/ Deirdre Glynn
Name: Deirdre Glynn
Title: Director
Date: April 27, 2015